SEAL SQ
Quantum Resistant

VOTE

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Your vote matters – here's how to vote!

You may vote online instead of mailing this card.

Votes submitted electronically must be received by 11:59 pm, Eastern Time, on May 17, 2025.

Online
Go to **www.investorvote.com/laes** or scan the QR code — login details are located in the shaded bar below.

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/laes

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

2025 Annual Meeting Proxy Card

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

A Proposals — The Board of Directors recommend a vote FOR all the nominees listed.

1. Re-election of the following seven nominees to the Company's board of directors, each to hold office until the next annual general meeting of shareholders, or until their earlier death, resignation, or removal:

	For	Against	Abstain
01 - Ruma Bose	☐	☐	☐
02 - Cristina Dolan	☐	☐	☐
03 - David Fergusson	☐	☐	☐
04 - Joao Carlos Creus Moreira	☐	☐	☐
05 - John O'Hara	☐	☐	☐
06 - Eric Pellaton	☐	☐	☐
07 - Peter Ward	☐	☐	☐

2. Election of the following nominee to the Company's board of directors, to hold office until the next annual general meeting of shareholders, or until their earlier death, resignation, or removal:

	For	Against	Abstain
01 - Hossein Rahnama	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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2025 Annual Meeting Admission Ticket

2025 Annual Meeting of SEALSQ Corp Shareholders

May 19, 2025, 9:00 am EST
Studio Gather – 45 Rockefeller Plaza, 27th Floor
New York, NY 10020, United States

Upon arrival, please present this admission ticket and photo identification at the registration desk.

Small steps make an impact.

Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/LAES

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

SEALSQ CORP

Notice of 2025 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting — May 19, 2025

Joao Carlos Creus Moreira, the Chair of the Annual General Meeting, or ______________________ of ________________________________, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of SEALSQ to be held on May 19, 2025 or at any postponement or adjournment thereof.

If any proxy other than the Chair is preferred, strike out the words "Joao Carlos Creus Moreira, the Chair of the Annual General Meeting" in the paragraph above, and insert the name and address of the proxy desired in the space provided. A proxy need not be a shareholder of the Company.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the Board of Directors.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

Returning this completed form of proxy card will not preclude you from attending the Annual General Meeting and voting in person if you so wish.

C **Non-Voting Items**

Change of Address — Please print new address below.

Comments — Please print your comments below.